April 16, 2012	News Release 12-08

SILVER STANDARD PROVIDES Q1 2012 PIRQUITAS OPERATIONS AND
CORPORATE UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today an operational update for its Pirquitas silver mine in Argentina, and other corporate activities.

First Quarter 2012 Highlights

(All figures are in U.S. dollars unless otherwise noted)

  Produced 2.2 million ounces of silver, a 24% quarter-on-quarter increase.

  Lowered direct mining costs to $11.71 per ounce of silver produced, a 22% quarter-on-quarter improvement.

  Operated the debottlenecked plant at an average of 4,567 tonnes per day throughput, a rate 14% above nominal design.

  Contractually delivered 1.5 million ounces of silver through spot sale agreements.

  Entered into two long-term silver concentrate sales contracts with smelters for 60% of monthly production commencing April 2012.

  Subsequent to the quarter, enhanced corporate liquidity by realizing gross cash proceeds of C$70 million from exercised Pretium Resources Inc. (“Pretium”) share purchase warrants pursuant to the secondary offering completed last year.

“These first quarter results are a continuation of the strong operating performance since the restart of the ball mill in November 2011,” said John Smith, President and CEO. “The operating discipline in place at Pirquitas is focused on consistent, reliable and safe results quarter-on-quarter. Increasing production is one of our approaches to reduce direct mining cost per ounce at Pirquitas, and the first quarter is an example of that. These results, in addition to the Pretium warrant exercise, further strengthen our liquidity and position Silver Standard for a strong 2012.”

Summary of Mine Operating Statistics

		Q4 2011	Q1 2012	% Change
Total Material Mined	Kt	4,640	4,297	(7%)
Ore Processed	Kt	241	416	73%
Silver Mill Feed Grade	g/tonne	274	221	(19%)
Silver Recoveries	%	82.4	77.3	(6%)
Silver Produced	‘000 oz.	1,751	2,172	24%
Zinc Produced	‘000 lbs.	843	3,324	295%
Direct Mining Cost (1)	US$/oz.	$14.97	$11.71	(22%)
Silver Ounces Contractually Delivered	‘000 oz.	515	1,536	198%
Zinc Pounds Contractually Delivered	‘000 lbs.	1,941	1,791	(8%)

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statement of Income (Loss) please refer to ‘Non-GAAP Financial Measures’ contained in the Company’s MD&A for the year ended December 31, 2011 filed on SEDAR.

Mine Operations

The Pirquitas mine produced 2.2 million ounces of silver during Q1 2012 compared with 1.8 million ounces in Q4 2011. The strong production was the result of improvements made to the crusher, the ball mill gearbox and several operating processes in 2011 and 2012. The mine also produced 3.3 million pounds of zinc in Q1 2012, which met expectations for the quarter.

During the quarter, approximately 416,000 tonnes of ore were processed at an average milling rate of 4,567 tonnes per day, compared to approximately 241,000 tonnes at an average of 2,618 tonnes per day in Q4 2011. The average milling rate of 4,567 tonnes per day in Q1 2012 is 14% higher than the plant’s nominal design. The Q1 2012 outperformance resulted from continuous improvement initiatives including improved crushing, milling circuit efficiencies, improved preventative maintenance practices and proper mill feed selection. At these higher operating rates, the plant achieved near design silver recoveries.

Ore milled during Q1 2012 contained an average silver grade of 221 g/t and an average silver recovery of 77.3% . This compared to a silver grade of 274 g/t and recovery of 82.4% in Q4 2011. The lower silver grade during Q1 2012 compared to Q4 2011 was due to feeding the plant average reserve grade material versus above-average grade material in Q4 2011. Operating results were in-line with budget expectations for the quarter.

Diamond drilling began at Cortaderas Valley in March. This drilling program is focused on upgrading a portion of the Cortaderas Valley mineralization to the Measured and Indicated mineral resource category and adding to mineral resources by testing new target areas identified from gravity and ‘Titan 24’ induced polarization surveys completed earlier in Q1 2012. To date, six holes have been completed for a combined length of 2,716 meters, or about 12% of the planned drilling campaign of 22,350 meters. The assay results of these six holes are expected in Q2 2012. A second diamond drill rig has been mobilized to pursue geophysical anomalies on the southern border of the San Miguel open-pit.

Mine Tour of Pirquitas

The Company will be hosting a tour for equity research analysts and buy-side investors to the Pirquitas mine on April 26, 2012. The mine tour will include a review of Q1 2012 operating results, operational improvements and exploration potential. Presentation slides to be used during the mine tour will be available under ‘Presentations and Webcasts’ in the Investors section of www.silverstandard.com.

Pretium Resources Equity Interest

As a result of the Pretium secondary offering that closed on April 8, 2011, unitholders exercised 5.6 million share purchase warrants of Pretium by April 9, 2012. Silver Standard received gross cash proceeds of C$70.0 million from the exercise of the Pretium share purchase warrants. Silver Standard now holds 19.1 million Pretium shares or 21.6% of Pretium’s issued and outstanding shares.

SOURCE: Silver Standard Resources Inc.

Contact:

Michael McDonald
Manager, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
E-mail: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"), such as statements regarding the drilling campaign and mineralization and economic prospects of the Company’s projects, mineral reserve and mineral resource estimates, estimates and expectations of future mineral production and costs per ounce of silver at the Pirquitas Mine, future plans or future revenues, and the timing of development or potential expansion or improvements at the Company’s operations. Forward-looking statements are statements that are not historical facts and are often identified by such words as "estimates", "expects", "plans", "intends" or variations thereof, or stating that certain actions or results "may", "could", "might" or "will" be taken, occur or be achieved. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, changes in prices for the Company’s mineral products or increases in input costs; variances in ore grade; mill throughput, or recovery rates from those assumed in mining plans; changes in economic conditions or financial markets; litigation, tax, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; labour relations matters; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The TSX has neither approved nor disapproved of the information contained herein.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046